

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

<u>Via E-mail</u>
Gary S. Jones
Chief Executive Officer
Northland Cable Properties Eight Limited Partnership
101 Stewart Street, Suite 700
Seattle, Washington 98101

> **Re: Northland Cable Properties Eight Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 001-18307**

Dear Mr. Jones:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing your responses to this comment, we may have additional comments.

<u>Form 10-Q for the Fiscal Quarter ended September 30, 2014</u>

<u>Item 4. Controls and Procedures, page 11</u>

1.   In future filings please provide more detail as to the facts and circumstances that give rise to a conclusion of ineffective disclosure controls and procedures or a material weakness in your internal control over financial reporting. In addition, discuss what steps have been or will be taken to remediate ineffective disclosure controls and procedures or any material weakness identified in your internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
Rick McElwee
Vice President and Controller
Northland Communications Corp.